

Mail Stop 3030

July 17, 2017

Via E-mail
Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.
150 Union Square Drive
New Hope, PA 18938

      Re: **Motus GI Holdings, Inc.**
                   Amendment No. 1 to
                   Draft Registration Statement on Form S-1
                   Submitted July 3, 2017
                   CIK No. 0001686850

Dear Mr. Pomeranz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please reconcile your response to prior comment 1 that no selling stockholders need to be identified as underwriters with the continued disclosures that "certain" selling stockholders and intermediaries are broker-dealers. Also, it is unclear from your revisions in response to prior comment 1 where in the footnotes you identify which selling stockholders are broker-dealers. Please revise to clarify which selling stockholders are broker-dealers.

Out-Patient Opportunity…, page 36

2. We note your response to prior comment 11. Please tell us how the information you supplementally provided supports the statistics and the identity of the party who performed the research disclosed in your registration statement. Also, please tell us whether you commissioned any of the third-party data you disclose for use in connection with your registration statement. If so, please note that the third-party's consent may be required pursuant to Rule 436.

Pre-Clinical and Clinical Data and Safety, page 37

3. We note your response to prior comment 12. Please clarify the preparatory regime used in the porcine animal model pre-clinical experimentation.

U.S. Market Entry Strategy, page 41

4. Please expand your response to prior comment 16 to clarify your disclosure that "initial cases have been performed." Your revised disclosure should explain your current status of the pilot program you describe, the nature and number of initial cases conducted and what those initial cases have shown.

Certain Relationships and Related Party Transactions, page 68

5. We note your response to prior comment 20. Please provide us your analysis in determining that the share exchange transaction did not constitute a related party transaction requiring disclosure under Item 404 of Regulation S-K. If the share exchange resulted in a person becoming a "related person" under Item 404 of Regulation S-K, disclosure about that transaction should be provided pursuant to that item.

Notes to Consolidated Financial Statements

Note 8 – Share Capital

Royalty payment rights on series A preferred stock, page F-29

6. We note your response to prior comment 28. Please tell us and revise your financial statements to discuss your consideration of ASC 815 in accounting for the preferred stock royalty rights and whether they are clearly and closely related to the preferred stock. Include a discussion of how you bifurcated the royalty rights, determined the initial fair value of $1,410,000 and determined the subsequent change in fair value of $65,000 during the three months ended March 31, 2017.

Mark Pomeranz
Motus GI Holdings, Inc.
July 17, 2017
Page 3

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP